UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

SenoRx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share	81724W104
(Title of class of securities)	(CUSIP number)

Todd C. Schermerhorn

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, New Jersey 07974

(908) 277-8000

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

July 6, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

CUSIP No. 81724W104	SCHEDULE 13D	Page 2

1	NAMES OF REPORTING PERSONS C. R. Bard, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 4)
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 amends the Schedule 13D filed on May 13, 2010 (the “Schedule 13D”). The irrevocable proxy granted to C. R. Bard, Inc. (the “Reporting Person”) for 963,475 shares of common stock, $0.001 par value (the “Common Stock”) of SenoRx, Inc., a Delaware corporation (the “Issuer”) has been terminated in accordance with its terms. Accordingly, this Amendment No. 1 is the Reporting Person’s final amendment to Schedule 13D and is an exit filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The total consideration paid by the Reporting Person in connection with the merger described in Item 4 below was approximately $213 million, all of which was provided from the Reporting Person’s cash on hand and short-term borrowings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On July 6, 2010 (the “Effective Date”), the parties to the Agreement and Plan of Merger, dated as of May 4, 2010, by and among the Reporting Person, Raptor Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer (the “Merger Agreement”) consummated the merger and the other transactions contemplated by the Merger Agreement. As a result, pursuant to the terms of the Voting and Support Agreement, dated as of May 4, 2010, by and among John T. Buhler, Kevin J. Cousins, Paul Lubock, William F. Gearhart, De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. and the Reporting Person, the proxy granted to the Reporting Person was terminated on the Effective Date. As a result of the effectiveness of the merger and the transactions contemplated by the Merger Agreement, the Issuer is now an indirect, wholly owned subsidiary of the Reporting Person, and with no public market for the Issuer’s stock, price quotations with respect to sales of the Issuer’s stock in the public market are no longer available, registration of the Issuer’s Common Stock under the federal securities laws will be terminated, and the Issuer is no longer required to file periodic reports with the United States Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b)	The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(c)	Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A attached hereto, has acquired or disposed of any shares of Common Stock in the past 60 days.

(d)	Not applicable.

(e)	July 6, 2010

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated: July 6, 2010

C. R. BARD, INC.

By:	/S/ TODD C. SCHERMERHORN
Name: Todd C. Schermerhorn
Title: Senior Vice President and Chief Financial Officer

SCHEDULE A

Name, business address and present principal occupation or

employment of the directors and executive officers of

C. R. Bard, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted

Timothy M. Ring	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

David M. Barrett, M.D.	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Executive Officer Lahey Clinic c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Marc C. Breslawsky	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Imagistics International, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

T. Kevin Dunnigan	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman Thomas & Betts Corporation c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Herbert L. Henkel	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Ingersoll-Rand Company c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted

John C. Kelly	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Vice President and Controller Wyeth c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, NJ 07974

Theodore E. Martin	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired President and Chief Executive Officer Barnes Group, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Gail K. Naughton, Ph.D.	College of Business Administration San Diego State University 5500 Campanile Drive San Diego, California 92182	Dean College of Business Administration San Diego State University 5500 Campanile Drive San Diego, California 92182

Tommy G. Thompson	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Former Secretary U.S. Department of Health and Human Services c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John H. Weiland	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Anthony Welters	United Health Group 9900 Bren Road East Minnetonka, MN 55343	Executive Vice President UnitedHealth Group, Inc. 9900 Bren Road East Minnetonka, MN 55343

Tony L. White	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman, President and Chief Executive Officer Applied Biosystems, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted

Timothy M. Ring	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John H. Weiland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Todd C. Schermerhorn	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President and Chief Financial Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Brian P. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Gary D. Dolch	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President - Quality, Regulatory and Medical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John A. DeFord	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President-Science, Technology and Clinical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Frank Lupisella, Jr.	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President and Controller C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted

Bronwen K. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President-Human Resources C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Sharon M. Alterio	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Jim C. Beasley	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Stephen J. Long	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President, General Counsel and Secretary C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Timothy P. Collins	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974